April 11, 2007	Darren K. DeStefano
T: (703) 456-8034
VIA E-MAIL	ddestefano@cooley.com

Christian T. Sandoe, Esq.
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:	Gladstone Capital Corporation	CONFIDENTIAL
Registration Statement on Form N-2
(Registration No. 333-100385)

Dear Mr. Sandoe:

On behalf of Gladstone Capital Corporation (“Gladstone” or the “Company”), we are transmitting for your review a hand-marked copy of certain pages of Post-effective Amendment No. 4 (the “Proposed Changes”) to the Registration Statement on Form N-2, Registration No. 333-100385 (the “Registration Statement”).

The Proposed Changes are being submitted in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) by telephone on April 4, 2007 and April 11, 2007, with respect to the Registration Statement (collectively, the “Comments”).

Prospectus Summary — The Offering — Fees and Expenses (Page 6)

1.             Please refer to the character of the Company’s historical returns (ordinary income vs. capital gains computed net of all realized capital losses and unrealized capital depreciation) and include a calculation of the incentive fee previously excluded from the example.

In response to the Staff’s comment, we propose to revise the disclosure on pages 5 and 6 of the prospectus as reflected on the attached hand-marked copy of pages 5 and 6.

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ONE FREEDOM SQUARE RESTON TOWN CENTER 11951 FREEDOM DRIVE RESTON VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

April 11, 2007
Page Two

Please direct any further questions or comments concerning the Proposed Changes or this response letter to either the undersigned at (703) 456-8034 or Christina Novak, Esq., of this office, at (703) 456-8562.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano, Esq.

cc:                         David Gladstone, Gladstone Management Corporation
Allyson Williams, Esq., Gladstone Administration, LLC
Thomas R. Salley, Esq.
Christina L. Novak, Esq.

Attachment

322236 v1/RE

ONE FREEDOM SQUARE RESTON TOWN CENTER 11951 FREEDOM DRIVE RESTON VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM